Exemption number: 82 4639

# KGHM POLSKA MIEDŹ S.A.

RECEIVED
2009 MAY 18 A 1:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

| | | | |
|---|---|---|---|
| *Att:* | Division of Corporation Finance | | |
| *Company:* | United States Securities and Exchange Commission | *Phone:*<br>*Fax:* | *1 202 55 13 450*<br>*1 202 77 29 207* |
| *From:* | Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations | *Phone:* | *(48 76) 747 81 30* |
| *Company:* | KGHM Polska Miedź S.A. | *Fax:* | *(48 76) 747 81 39* |
| *E-mail:* | | | |
| *Date:* | 5 May 2009 | *No of sheets:* | *1* |

SUPPL

Current report 14/2009

The Management Board of KGHM Polska Miedź S.A. announces that on 5 May 2009, the Management Board of the Company and the trade unions active in the Company, taking into consideration macroeconomic conditions more favorable than those assumed in the Company Budget as well as the decrease in production costs, have entered into an agreement which foresees:

1. The payment of a bonus of PLN 5 thousand per employee, in two instalments. PLN 3.5 thousand will be paid on 12 May 2009 and PLN 1.5 thousand by 15 September 2009. Payment of the second instalment of the bonus will depend on the Company's economic situation not deteriorating. This bonus will not be added to the average Company wage representing the basis for setting the average monthly wages increase index for 2010.
2. An increase in the basic contribution to the Employee Retirement Program by 2 percentage points, i.e. to 5% of wages.

In addition, the Management Board of KGHM Polska Miedź S.A. declares its willingness to cover, starting this year, the Company's employees with a packet of additional medical services provided by MCZ S.A. in Lubin.

The trade unions declared that realisation of this agreement concludes their pay-related claims for the current year.

The agreement entered into will cause an increase in labour costs in 2009 at the level of PLN 130 million.

Legal basis: art. 56 sec. 1 point 1 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws from 2005 No. 184, item 1539 with subsequent amendments)

[redacted]

09046133

PREZES ZARZĄDU
*Mirosław Krutin*

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego i Relacji Inwestorskich
*Leszek Mierzwa*

*The report is available on the website of the Company: www.kghm.pl*



dlw 5/18